NEWS FROM QVC

WEST CHESTER, Pa., Feb. 15 -- QVC (NASDAQ: QCVN) announced today that, as of the expiration of its offer at 12:00 midnight, New York City time, on February 14, 1994, QVC did not receive the minimum condition in its tender offer for 50.1 percent of the common stock of Paramount Communications Inc. (NYSE: PCI). As of 12:00 midnight, New York City time, on February 14, 1994, approximately 10,424,712 shares had been tendered to QVC in its offer. QVC also announced that Paramount had informed QVC that Viacom (AMEX: VIA) received the minimum condition in its tender offer prior to the expiration date of its offer, had taken the action required by the Viacom-Paramount Merger Agreement and had delivered to Paramount a completion certificate pursuant to the bidding procedures. Accordingly, pursuant to its obligations under the QVC-Paramount Exemption Agreement, QVC stated that it has terminated its tender offer for 50.1 percent of the common stock of Paramount.

Contact:

(press) Michael Rourke or Donald Van de Mark, 212-371-5999, or (investors) William F. Costello, 215-430-8948, all of QVC; or (investors) Diana Brainerd of Abernathy/MacGregor/Scanlon, 212-371-5999